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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934
                             (Amendment No. 1)(1)

                                 GENUS, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                         (Title of Class of Security)

                                 372461-10-3
                                (CUSIP Number)

   ANTHONY T. WINN                           WITH A COPY TO:
   CASE POSTALE 47                           HERBERT H. DAVIS III, ESQ.
   CH-1605 CHEXBRES, SUISSE                  1200 17TH STREET, SUITE 3000
   01141-21-983-1515                         DENVER, CO 80202
                                          (303) 623-9000
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               SEPTEMBER 16, 1997
           (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13-d-1(a) for other parties to whom copies are to be sent.


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     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                     SCHEDULE 13D

CUSIP No. 372461-10-3                                     Page  2  of  5  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                                                               ANTHONY T. WINN
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds*
                                                                        PF, OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
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 (6) Citizenship or Place of Organization
                                                                           USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            1,000,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            1,000,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     1,000,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                          5.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                                                            IN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!
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                                     SCHEDULE 13D

    This statement on Schedule 13D is filed on behalf of Mr. Anthony T. Winn, an individual (the "Reporting Person"), relating to transactions in the no par value common stock issued by Genus, Inc., a California corporation (the "Issuer").

ITEM 1.  SECURITY AND ISSUER:

    Security:      Common Stock, no par value

    Issuer:        Genus, Inc.
                   1139 Karlstad Drive
                   Sunnyvale, California 94089

ITEM 2.  IDENTITY AND BACKGROUND.

    The identity and background of the Reporting Person is as follows:

    (1) The Reporting Person is an individual engaged in the business of personal portfolio investment management. His address is Case Postale 47, CH-1605 CHEXBRES, Suisse. During the last five years, the Reporting Person has not been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The Reporting Person has used an aggregate of $6,659,164.91 of personal funds and margin borrowings from Charles Schwab & Co., Inc. to purchase an aggregate of 1,000,000 shares of the Issuer's common stock. As of this date, the amount of margin borrowings allocated to such shares is $3,522,564.05.

ITEM 4.  PURPOSE OF TRANSACTION.

    The Reporting Person intends to hold the shares of Issuer's common stock for investment purposes, and not for the purpose of acquiring control of the Issuer.

    The Reporting Person intends to acquire additional shares of the Issuer's common stock from time to time, provided such acquisition is economical in the discretion of the Reporting Person based on the price of such shares. The Reporting Person intends to request a seat on the Issuer's Board of Directors.

    The Reporting Person has no plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(b) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any other material change in the Issuer's business or corporate structure; (e) changes in the charter, bylaws or instruments corresponding thereto of the Issuer, or other actions which may impede the acquisition of control of the Issuer by any person; (f) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of

                                 Page 3 of 5
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a registered national securities association; (g) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (h) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (The number of issued and outstanding shares of the Issuer's common stock upon which the various percentages set forth in this statement on Schedule 13D are based does not include any outstanding securities convertible into the Issuer's common stock or any shares of common stock of the Issuer subject to outstanding options.)

    (a) and (b) The Reporting Person is the beneficial owner of 1,000,000 shares of the Issuer's common stock, or 5.9 percent of approximately 16,965,212 shares of the Issuer's common stock issued and outstanding as of August 11, 1997 (the latest date as of which such information is available to the Reporting Person). The Reporting Person has the sole power to vote or to direct the voting of all of these shares reported as owned beneficially by him. The Reporting Person has the sole power to dispose of, or to direct the disposition of, all of these shares reported as owned beneficially by him.

    (c) The following transactions were effected by the Reporting Person through brokered transactions. The Issuer's shares are traded on the Nasdaq national market. Share prices are rounded to the nearest whole cent and total costs are rounded to the nearest whole dollar.

    PURCHASE DATE       SHARE PRICE         NUMBER OF SHARES     TOTAL COST
    -------------       -----------         ----------------     ----------
    Sept 10, 1997*         $6.20                100,000          $  619,749
    Sept 11, 1997*          6.68                 93,700             626,132
    Sept 12, 1997*          7.19                  6,300              44,100
    Sept 15, 1997*          7.19                 50,000             359,375
    Sept 16, 1997*+         7.57                150,000           1,135,545
    Sept 23, 1997**         7.03                 53,900             378,648
    Sept 24, 1997**         7.13                 24,000             171,000
    Sept 25, 1997*          7.14                 22,100             157,739

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*   Settlement date
+   Date on which holdings first exceeded 5% of total outstanding
**  Trade date

    (d) and (e)    N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any of the persons and entities identified in Item 2 or any other persons or entities with respect to any securities of the Issuer (including but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    None.

                                   Page 4 of 5
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                                  SCHEDULE 13D

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 1997



                                       /s/ Anthony T. Winn
                                       ------------------------------
                                       Name:  Anthony T. Winn
                                             ------------------------


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